Exhibit 12

CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$540	1,020	1,316	1,110	224
Less: income from equity investee	(27)	(27)	(25)	(22)	(24)
Add: estimated fixed charges	1,738	1,529	1,516	1,502	1,486
Add: estimated amortization of capitalized interest	23	21	19	17	16
Add: distributed income of equity investee	25	26	19	22	14
Less: interest capitalized	(78)	(54)	(52)	(47)	(41)
Total earnings available for fixed charges	$2,221	2,515	2,793	2,582	1,675
Estimate of interest factor on rentals	$179	157	152	144	147
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,481	1,318	1,312	1,311	1,298
Interest capitalized	78	54	52	47	41
Total fixed charges	$1,738	1,529	1,516	1,502	1,486
Ratio of earnings to fixed charges	1.28	1.64	1.84	1.72	1.13